Exhibit 77C

Morgan Stanley Institutional Fund, Inc. - Opportunity
Portfolio
Special Shareholder Meeting
September 25, 2015

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:			3,347,530.694
Against:	  	147,248.127
Abstain:	  	367,349.352